SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11‑K
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________
Commission file number: 001‑14431
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Golden State Water Company Investment Incentive Program
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
American States Water Company

630 East Foothill Boulevard
San Dimas, California 91773

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol(s)	Name of Each Exchange on Which Registered
American States Water Company Common shares	AWR	New York Stock Exchange

Golden State Water Company
Investment Incentive Program

Financial Statements and
Supplemental Schedule
As of December 30, 2024 and 2023 and
for the Plan Year Ended December 30, 2024

Golden State Water Company
Investment Incentive Program

Note: All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103‑10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Golden State Water Company Investment Incentive Program Plan Administrator and Plan Participants
San Dimas, California

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the Golden State Water Company Investment Incentive Program (the “Plan”) as of December 30, 2024 and 2023, the related statement of changes in net assets available for plan benefits for the year ended December 30, 2024, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2024 and 2023, and the changes in net assets available for plan benefits for the year ended December 30, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 30, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, P.C.
Denver, Colorado
June 25, 2025
We have served as the Plan’s auditor since 2002.

Golden State Water Company
Investment Incentive Program

Statements of Net Assets Available for Plan Benefits

As of December 30,	2024	2023
Assets

Investments at fair value	$206,485,860	$188,531,020

Receivables:
Employer contributions receivable, net of forfeitures	122,211	—
Employee contributions receivable	5,724	—
Notes receivable from participants, net of reserve	3,063,634	3,023,942
Total receivables	3,191,569	3,023,942

Net assets available for plan benefits	$209,677,429	$191,554,962

See accompanying notes to financial statements.

Golden State Water Company
Investment Incentive Program

Statement of Changes in Net Assets Available for Plan Benefits

For the year ended December 30,	2024

Additions:
Contributions:
Employee	$7,119,011
Employee rollovers	1,226,119
Employer, net of forfeitures	5,723,587

Total contributions	14,068,717

Net investment income:
Net appreciation in fair value of investments	22,789,188
Interest and dividends	1,065,410
Total net investment income	23,854,598

Interest income on notes receivable from participants	242,448

Total net additions	38,165,763

Deductions:
Benefits paid to participants and change in defaulted notes receivable from participants	19,648,501
Administrative and other expenses	394,795

Total deductions	20,043,296

Net increase	18,122,467

Net assets available for plan benefits
Beginning of year	191,554,962

End of year	$209,677,429

See accompanying notes to financial statements.

Notes to the Financial Statements

Note 1 - Plan Description
The following description of the Golden State Water Company Investment Incentive Program (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established by Golden State Water Company (the “Company” or “GSWC”) under the provisions of Section 401(a) of the Internal Revenue Code (the “IRC”) which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Prior to inception of the Plan, the Company maintained the Payroll-Based Tax Credit Employee Stock Ownership Plan (the “PAYSOP”) for the benefit of participating employees and their beneficiaries. Under the PAYSOP, the Company contributed amounts equal to a tax credit claimed by the Company on its federal income tax return. This credit was calculated as a percentage of qualifying payroll. The Tax Reform Act of 1986 eliminated this credit for tax years after 1986. As a result, the Company terminated the PAYSOP and transferred the net assets into the Plan effective January 1, 1988. The trustee of the Plan maintains a separate account for the net assets that were transferred from the PAYSOP. The net assets relating to the PAYSOP amounted to $1,100,264 and $1,155,357 as of December 30, 2024 and 2023, respectively. Such net assets as of December 30, 2024 and 2023 are participant directed investments.
In 1998, the Company formed a holding company, American States Water Company (“ASWC”). At the time of the formation, the Plan’s investments in the Company’s common stock changed to an investment in ASWC common stock. As of December 30, 2024, ASWC has no material assets other than the common stock of the Company and its other wholly-owned subsidiaries, Bear Valley Electric Service, Inc. (“BVES”) and American States Utility Services, Inc. (“ASUS”).
Plan Administration
The Plan is administered by the Investment Incentive Program Administrative Committee (the “Plan Administrator” or “Committee”), which is appointed by GSWC’s Board of Directors. John Hancock Retirement Plan Services provides the record keeping services and John Hancock Trust Company, LLC (“Trustee”) serves as the Plan’s appointed trustee.
ASWC Common Stock Fund
Effective January 1, 2003, the ASWC Common Stock Fund was deemed an ‘employee stock ownership plan’ within the meaning of Section 4975(e)(7) of the IRC and ERISA Section 407(d)(6) that is intended to invest primarily in the common stock of ASWC.
Eligibility
Any employee in participating business units who has completed a period of service of 30 consecutive days is eligible to participate in the Plan. The Plan provides for automatic enrollment. Participation begins on the first day of the payroll period coincident with or next, following the attainment of 30 consecutive days of service. Participating business units include GSWC, BVES, corporate employees of ASUS, and exempt employees of ASUS’s subsidiaries. The Plan was amended in December 2014 to allow non-exempt employees of ASUS’s subsidiaries to participate, effective January 1, 2015. Non-exempt employees of ASUS’s subsidiaries hired on or after January 1, 2015 are automatically eligible to participate in the Plan. Those hired before January 1, 2015 are covered under separate benefit programs if they did not elect to participate in the Plan.
Eligible employees meeting the service requirements are auto-enrolled in the Plan at an employee contribution rate of three percent. This will generate a dollar for dollar employer matching contribution up to the limits described below. Employees are given the option to elect additional contributions, to decline contributions altogether, or to remain at three percent. Furthermore, employees are requested to select the funds into which their contribution will be deposited. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.
Eligible employees hired or rehired on or after January 1, 2011 are auto-enrolled in the Profit Sharing feature of the Plan, once they have completed a period of service of 30 consecutive days. The Plan was amended in 2018 to cover all ASUS employees previously excluded from the Plan, unless the employee currently accrues benefits under the Defined Benefit Pension Plan, which has been closed to new employees since December 31, 2010.
Company profit sharing contributions amount to 5.25% of eligible pay for GSWC and BVES employees. The 2018 plan amendment changed the Company profit sharing contribution for ASUS employees from 5.25% to 3%. All Company contributions are deposited into employee directed funds. Employees may elect to direct these contributions into any fund available under the Plan, except the ASWC Common Stock Fund. The default fund for employees making no elections is the appropriate T. Rowe Price Retirement Fund, based on the employee’s expected retirement date.

Notes to the Financial Statements

Contributions
Eligible employees can contribute an amount between 1% and 50% of compensation as defined in the Plan document and amendments, subject to certain IRC limitations. Participants who have attained age 50 before the end of the Plan year, who have met the annual IRC deferral limit or the specified Plan limits for deferral, are eligible to make catch-up contributions, subject to certain IRC limitations. In addition, eligible employees are provided with matching employer contributions to their accounts of 100 percent of the first 3% and 50 percent of the next 3% contributed by a participant. At the end of the Plan year, the Company may make an additional matching contribution for each dollar participants contribute up to the full matching contribution (“True-Up Contribution”). Participants must be employed on the last day of the Plan year in order to receive the True-Up Contribution, if any.
The matching contribution for each participant is made to the same investment funds to which the participant’s compensation deferral contribution is made in a given payroll period. If the participant’s contribution is to any fund other than the ASWC Common Stock Fund, the match is made in cash.  If the matching contribution is made to the ASWC Common Stock Fund, the Plan has the option to fund the match in cash and ASWC Common Stock, or entirely in cash. For the Plan year ended December 30, 2024, all Company matching contributions to the ASWC Common Stock were made in cash. All investments are participant directed.
Employees may elect to contribute to the Plan in the traditional pre-tax manner, or contribute post-tax dollars to the Roth portion of the Plan. Employee contributions may be split between Roth and traditional pre-tax, but the matching provisions of the Plan relating to the amount of contributions and Company matching contributions will apply to the total. Company matching contributions are always made in pre-tax dollars. Rollover contributions from qualified plans are permitted.
Employees cannot make contributions to the Profit Sharing program.
Vesting
Plan participants are always fully vested in their contributions and the employer matching contributions made to their account, plus actual earnings thereon. Profit Sharing contributions, plus actual earnings thereon, vest when the participant attains three years of service.
Distribution of Benefits
Participants’ benefits under the Plan become distributable upon termination of service, as defined in the Plan document. Participants electing to have their distribution deferred will receive benefits equal to the amounts credited to their account as of the distribution value date, as defined in the Plan document. The value of benefits distributable to a participant not electing deferral is based upon amounts credited to the participants account under the Plan as of the distribution value date, except as described below.
A participant shall be entitled to request an in-service withdrawal of the lesser of the balance of their account or the total unwithdrawn deferral contributions after the participant has attained age 59 1/2. Subject to the approval of the Plan Administrator, withdrawals from a participant’s vested account before age 59 1/2 may be permitted to meet a financial hardship, as defined in the Plan document. The Plan was amended effective January 1, 2020, to reflect final regulations published by the Internal Revenue Service (“IRS”) on hardship distributions under Investment Incentive (401k) Plans. Otherwise, withdrawals from a Plan participant’s vested account are permitted only after termination of employment or upon death or total disability. A participant who has attained age 55 and completed at least ten years of participation in the Plan (including any years of participation in the PAYSOP) may elect a distribution of a portion of the participant’s PAYSOP account attributable to shares of ASWC Common Stock after December 31, 1986, as provided in Section 401(a)(28)(B) of the IRC.
Participant Accounts
Each Plan participant’s account is credited or debited with the participant’s contributions and/or employer contributions, as well as the participant’s share of the Plan’s earnings or losses. Certain administrative expenses are charged directly to a specific participant’s account. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.
Forfeitures
When a Participant incurs a severance from service when they are not 100% vested in their Profit Sharing Account, the unvested portion of such accounts shall be forfeited. Any amount that has been forfeited under the Plan shall be applied first to pay expenses and fees in connection with the administration of the Plan and then, to the extent that any such forfeitures remain, shall be used to reduce Employer contributions. As of December 30, 2024 and 2023, there were $31,855 and $193,262, respectively, of unused forfeitures. For the Plan year ended December 30, 2024 and 2023, forfeitures used to pay plan fees and to reduce Employer contributions were $381,404 and $199,153, respectively.

Notes to the Financial Statements

Notes Receivable from Participants
Notes receivable from participants consist of participants’ loans borrowed on their eligible accounts. Participants may not borrow on their profit sharing balances. Participants may borrow from their eligible account a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Loan Fund. Principal and interest are repayable ratably through payroll deductions over a period of no more than 59 months for all loans, except for loans made to purchase a primary residence, which must be repaid within a period of no more than 10 years. The loans bear interest at prime rate plus one percent. The interest rates on loans outstanding as of December 30, 2024 ranged from 4.25% to 9.50% and mature on various dates through 2033. A loan shall be in default if any scheduled payment is not paid by the last day of the calendar quarter following the calendar quarter in which such scheduled payment was due. A participant who terminates employment and has an outstanding loan balance may continue to make payments directly to the Trustee in order to avoid default.
Management determines the collectability of participant loans on a periodic basis. This determination is made based on the terms of the Plan document and the related Plan policies and procedures. Those participant loans that are deemed uncollectible are reserved and included as loans in default in the financial statements and the Form 5500 in the year the determination is made. As of December 30, 2024 and 2023, participant loans deemed uncollectible were $167,694 and $196,710, respectively.
Note 2 - Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates.
Risks and Uncertainties
The Plan’s investment in the ASWC Common Stock Fund amounted to $28,624,645 and $30,124,180 as of December 30, 2024 and 2023, respectively. Such investments represented approximately 14% and 16% of the Plan’s total net assets as of December 30, 2024 and 2023, respectively. For risks and uncertainties regarding ASWC, participants should refer to the December 31, 2024 Form 10-K and the March 31, 2025 Form 10-Q of ASWC filed with the Securities and Exchange Commission. The Plan provides for various investment options in mutual funds, common and collective trust investment funds, and the ASWC Common Stock Fund. Such investment options are exposed to various risks such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors in the near term could materially affect the amounts reported in the financial statements.
The Plan invests in common and collective trust investment funds that hold securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transactions and changes in foreign currency translation clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.
Contributions
Participant contributions, related matching contributions and profit-sharing contributions are recognized in the Plan year during which the Company makes payroll deductions from the participant's compensation.
Investment Valuation
Investments are stated at fair value.

Notes to the Financial Statements

Net Appreciation in Fair Value of Investments and Income Recognition
Net appreciation in fair value of investments is based on the fair value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year and the related fair values on the day investments are sold with respect to realized gains and losses, and on the last day of the year with respect to unrealized gains and losses. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Accrued but unpaid interest was insignificant at December 30, 2024 and 2023. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Administrative fees for accountants, legal counsel and other specialists and any other costs of administering the Plan, unless paid directly by the Company, are paid by the Plan and charged against participants’ accounts or paid by forfeitures. Certain administrative expenses directly relating to a participant’s account, such as loan processing fees, are specifically allocated and deducted from the specific participant’s account. The Company is not obligated to pay the Plan’s expenses and any Plan expenses paid by the Company are excluded from these financial statements.
Administrative expenses incurred related to the net assets of the former PAYSOP account that are paid out of the Plan are limited to the lesser of (i) the sum of 10 percent of the first $100,000 and 5 percent of any amount in excess of $100,000 of the income from dividends paid to the Plan with respect to ASWC common stock allocated to the PAYSOP account during the Plan year, or (ii) $100,000.
Subsequent Events
Management has evaluated subsequent events through June 25, 2025, the date the financial statements were available to be filed and has determined that there were no material events requiring recognition or disclosure.
Note 3 - Investment Options
Participants may direct their investment into various fund options and may change their investment elections on a daily basis, in full percentage increments. Certain participants may be restricted to specific periods during which ASWC common stock can be traded. Participants should refer to the fund information provided by the Trustee for a complete description of the investment options and detailed composition of each investment fund.
Note 4 - Fair Value Measurements
Accounting guidance for the fair value measurement of financial assets and liabilities establishes a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under this guidance are described below:
Basis of Fair Value Measurement:

Level 1	-	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	-	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3	-	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following tables set forth the Plan’s investment assets measured at fair value as of December 30, 2024

Notes to the Financial Statements

and 2023 within the fair value hierarchy, as well as investment assets measured at net asset value (“NAV”). As required by the accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Assets at Fair Value as of
	December 30, 2024
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$27,486,703	$—	$—	$27,486,703
PIMCO Money Market Fund	1,137,942	—	—	1,137,942

Registered Investment Companies:
International Equity Fund	2,948,424	—	—	2,948,424

Total investments in fair value hierarchy	31,573,069	—	—	31,573,069

Total investments measured at net asset value (a)	—	—	—	174,912,791
Investments at fair value	$31,573,069	$—	$—	$206,485,860

	Assets at Fair Value as of
	December 30, 2023
	Level 1	Level 2	Level 3	Total
American States Water Company Common Stock Fund:
Common Stock	$28,544,999	$—	$—	$28,544,999
PIMCO Money Market Fund	1,579,181	—	—	1,579,181

Registered Investment Companies:
International Equity Funds	2,965,585	—	—	2,965,585

Total investments in fair value hierarchy	33,089,765	—	—	33,089,765

Total investments measured at net asset value (a)	—	—	—	155,441,255
Investments at fair value	$33,089,765	$—	$—	$188,531,020
(a) In accordance with the accounting guidance on fair value measurement, certain investments that were measured at net asset value per share (or its equivalent practical expedient) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line item Investments at fair value, in the Statement of Net Assets Available for Plan Benefits.
The categorization of debt and equity securities is classified based on the nature and risk of the investment. The Plan’s investments that are measured at fair value on a recurring basis, such as the American States Water Company Common Stock Fund, which includes the money market fund and common stock, and the mutual funds included within the Registered Investment Companies are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets. The common collective trusts are measured at NAV of the units held. The NAV is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.

Notes to the Financial Statements

The following tables summarize investments for which fair value is measured using NAV per share:

Investments measured using NAV	2024 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Prudential Core Plus Bond Fund Trust Class 5	$4,841,499	N/A	Daily	1 day
Boston Partners Large Cap Value Equity Collective Trust Fund	6,637,986	N/A	Daily	1 day
Invesco Stable Value Trust Class B1	11,421,301	N/A	Daily	12 months
LSV U.S. Small Cap Value Equity Tier 7	1,014,352	N/A	Daily	1 day
Principal Diversified Real Asset Collective Investment Trust Tier 1	1,209,135	N/A	Daily	1 day
William Blair Small Mid Cap Growth Fund	4,190,657	N/A	Daily	1 day
State Street Russell Small/Mid Cap Index Fund	12,451,733	N/A	Daily	1 day
State Street U.S. Bond Index NL Series Fund	4,125,426	N/A	Daily	1 day
State Street S&P 500 Index Fund	25,334,160	N/A	Daily	1 day
State Street Global All Cap Equity Ex U.S. Index Fund	3,640,128	N/A	Daily	1 day
Winslow Large Cap Growth Fund	20,457,972	N/A	Daily	1 day
T. Rowe Price Retirement 2005 Fund	26,154	N/A	Daily	1 day
T. Rowe Price Retirement 2010 Fund	20,362	N/A	Daily	1 day
T. Rowe Price Retirement 2015 Fund	639,719	N/A	Daily	1 day
T. Rowe Price Retirement 2020 Fund	2,897,676	N/A	Daily	1 day
T. Rowe Price Retirement 2025 Fund	13,519,160	N/A	Daily	1 day
T. Rowe Price Retirement 2030 Fund	11,424,988	N/A	Daily	1 day
T. Rowe Price Retirement 2035 Fund	13,033,053	N/A	Daily	1 day
T. Rowe Price Retirement 2040 Fund	9,882,530	N/A	Daily	1 day
T. Rowe Price Retirement 2045 Fund	8,892,982	N/A	Daily	1 day
T. Rowe Price Retirement 2050 Fund	9,437,762	N/A	Daily	1 day
T. Rowe Price Retirement 2055 Fund	5,809,708	N/A	Daily	1 day
T. Rowe Price Retirement 2060 Fund	3,079,375	N/A	Daily	1 day
T. Rowe Price Retirement 2065 Fund	924,973	N/A	Daily	1 day
Total investments measured using NAV	$174,912,791

Notes to the Financial Statements

Investments measured using NAV	2023 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Prudential Core Plus Bond Fund Trust Class 5	$5,552,819	N/A	Daily	1 day
Boston Partners Large Cap Value Equity Collective Trust Fund	5,902,241	N/A	Daily	1 day
Invesco Stable Value Trust Class B1	12,153,586	N/A	Daily	12 months
LSV U.S. Small Cap Value Equity Tier 7	1,337,350	N/A	Daily	1 day
Principal Diversified Real Asset Collective Investment Trust Tier 1	1,306,788	N/A	Daily	1 day
William Blair Small Mid Cap Growth Fund	4,362,604	N/A	Daily	1 day
State Street Russell Small/Mid Cap Index Fund	11,472,699	N/A	Daily	1 day
State Street U.S. Bond Index NL Series Fund	3,706,661	N/A	Daily	1 day
State Street S&P 500 Index Fund	20,081,225	N/A	Daily	1 day
State Street Global All Cap Equity Ex U.S. Index Fund	2,724,379	N/A	Daily	1 day
Winslow Large Cap Growth Fund	17,300,888	N/A	Daily	1 day
T. Rowe Price Retirement 2005 Fund	25,349	N/A	Daily	1 day
T. Rowe Price Retirement 2010 Fund	19,129	N/A	Daily	1 day
T. Rowe Price Retirement 2015 Fund	614,424	N/A	Daily	1 day
T. Rowe Price Retirement 2020 Fund	3,056,705	N/A	Daily	1 day
T. Rowe Price Retirement 2025 Fund	13,104,440	N/A	Daily	1 day
T. Rowe Price Retirement 2030 Fund	10,147,969	N/A	Daily	1 day
T. Rowe Price Retirement 2035 Fund	10,869,036	N/A	Daily	1 day
T. Rowe Price Retirement 2040 Fund	8,016,554	N/A	Daily	1 day
T. Rowe Price Retirement 2045 Fund	8,192,130	N/A	Daily	1 day
T. Rowe Price Retirement 2050 Fund	8,026,965	N/A	Daily	1 day
T. Rowe Price Retirement 2055 Fund	4,775,900	N/A	Daily	1 day
T. Rowe Price Retirement 2060 Fund	2,191,865	N/A	Daily	1 day
T. Rowe Price Retirement 2065 Fund	499,549	N/A	Daily	1 day
Total investments measured using NAV	$155,441,255
There are no plan liabilities recorded at fair value at December 30, 2024 or 2023.

Note 5 - Related Party and Party-In-Interest Transactions
The Trustee and the Company are parties-in-interest as defined by ERISA. Certain Plan investments are shares of ASWC Common Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Total purchases at market value related to the common stock fund of ASWC for 2024 and 2023 were $5,729,072 and $7,509,689, respectively. Total sales at market value related to the common stock fund of ASWC for 2024 and 2023 were $7,173,837 and $8,966,696, respectively. Total dividends received related to the common stock fund of ASWC for 2024 and 2023 were $688,515 and $662,134, respectively. Notes receivable from participants also qualify as party-in-interest transactions under ERISA. Fees paid to the Trustee for the Plan year ended December 30, 2024 and 2023 were insignificant.

Note 6 - Tax Status
The IRS issued a favorable determination letter dated March 4, 2016 stating that the Plan and its related trust are designed in accordance with applicable IRC requirements as of that date. The determination letter covered amendments through February 18, 2014. Although the Plan has since been amended, the Plan Administrator believes that the Plan continues to be designed and operated in compliance with the IRC. Consequently, the Plan Administrator believes that the Plan has remained qualified, its related trust has therefore been tax-exempt, including as of December 30, 2024 and 2023, and for the Plan year ended December 30, 2024. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits in progress.

Notes to the Financial Statements

Accounting principles generally accepted in the United States of America require Plan management to evaluate uncertain income tax positions taken, or planned to be taken, by the Plan, and for the Plan’s trust to recognize a tax liability (or asset) if such a position is not “more likely than not” to be sustained upon examination by the IRS that would result in disqualification of the Plan. Because of the Plan Administrator’s belief that the Plan is, and will remain, qualified, including based on all tax positions it has taken, it has concluded that, as of December 30, 2024, there are no tax liabilities (or assets) for which recognition or disclosure is required in the financial statements.

Note 7 - Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to amend or terminate the Plan subject to the provisions of ERISA.

Golden State Water Company
Investment Incentive Program
Form 5500 - Schedule H - Line 4i -
Schedule of Assets (Held at End of Year) as of December 30, 2024
EIN: 95-1243678
Plan Number: 005

	(c) Description of investment
(a)(b) Identity of issuer, borrower,	including maturity dates, rate of	(d)	(e) Current
lessor, or similar party	interest, par or maturity value	Cost	Value
Common Stock:
* American States Water Company	American States Water Company Stock Fund:
	PIMCO Money Market Fund	**	$1,137,942
	American States Water Company Common Stock	**	27,486,703
			28,624,645

Registered Investment Companies:
Dodge & Cox	Dodge & Cox International Stock Fund	**	2,948,424

Common/Collective Trust Funds:
Prudential	Prudential Core Plus Bond Fund Trust Class 5	**	4,841,499
Boston Partners	Boston Partners Large Cap Value Equity CTF	**	6,637,986
Invesco	Invesco Stable Value Trust Class B1	**	11,421,301
LSV	LSV U.S. Small Cap Value Equity Tier 7	**	1,014,352
Principal	Principal Diversified Real Asset CIT T1	**	1,209,135
William Blair	William Blair Small Mid Cap Growth Fund	**	4,190,657
State Street	State Street Russell Small/Mid Cap Index Fund	**	12,451,733
State Street	State Street U.S. Bond Index NL Series Fund	**	4,125,426
State Street	State Street S&P 500 Index Fund	**	25,334,160
State Street	State Street Global All Cap Equity Ex U.S. Index Fund	**	3,640,128
Winslow	Winslow Large Cap Growth Fund	**	20,457,972
T. Rowe Price	Retirement 2005 Fund	**	26,154
T. Rowe Price	Retirement 2010 Fund	**	20,362
T. Rowe Price	Retirement 2015 Fund	**	639,719
T. Rowe Price	Retirement 2020 Fund	**	2,897,676
T. Rowe Price	Retirement 2025 Fund	**	13,519,160
T. Rowe Price	Retirement 2030 Fund	**	11,424,988
T. Rowe Price	Retirement 2035 Fund	**	13,033,053
T. Rowe Price	Retirement 2040 Fund	**	9,882,530
T. Rowe Price	Retirement 2045 Fund	**	8,892,982
T. Rowe Price	Retirement 2050 Fund	**	9,437,762
T. Rowe Price	Retirement 2055 Fund	**	5,809,708
T. Rowe Price	Retirement 2060 Fund	**	3,079,375
T. Rowe Price	Retirement 2065 Fund	**	924,973
			174,912,791

Total investments			206,485,860

*Notes receivable from participants, net of reserve	Notes with maturities through 2033, interest
	rates ranging from 4.25% to 9.50%	**	3,063,634
			$209,549,494

* Represents a party-in-interest as defined by ERISA.
** The cost is only required for non-participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Investment Incentive Program Administrative Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GOLDEN STATE WATER COMPANY
INVESTMENT INCENTIVE PROGRAM

By: /s/ ROBERT J. SPROWLS
Robert J. Sprowls
Member - Investment Incentive Program Administrative Committee

By: /s/ EVA G. TANG
Eva G. Tang
Member - Investment Incentive Program Administrative Committee

By: /s/ PAUL J. ROWLEY
Paul J. Rowley
Member - Investment Incentive Program Administrative Committee

By: /s/ GLADYS M. FARROW
Gladys M. Farrow
Member - Investment Incentive Program Administrative Committee

Dated: June 25, 2025